United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
February 2017
Vale S.A.
Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒    Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐        No    ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐        No    ☒
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐        No    ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Vale prices US$ 1.0 billion notes due 2026

Rio de Janeiro, February 6, 2017 – Vale S.A. (Vale) hereby announces the pricing of the offering by its wholly owned subsidiary Vale Overseas Limited (Vale Overseas) of US$ 1,000,000,000 6.250% Guaranteed Notes due August 2026 guaranteed by Vale. The notes will be consolidated with, and form a single series with, Vale Overseas’s US$ 1 billion 6.250% notes due 2026 issued on August 3, 2016.

The notes will bear a coupon of 6.250% per year, payable semi-annually, and were sold at a price of 107.793% of the principal amount. These notes will mature in August 10, 2026 and were priced with a spread of 278.3 basis points over U.S. Treasuries, resulting in a yield to maturity of 5.200%.

The notes are rated BBB- by Standard & Poor’s Rating Services, Ba3 by Moody’s Investor Services, BBB low by Dominion Bond Rating Service and BBB by Fitch Ratings. The notes will be unsecured obligations of Vale Overseas and will be fully and unconditionally guaranteed by Vale. The guaranty will rank equally in right of payment with all of Vale’s other unsecured and unsubordinated debt obligations.

Vale intends to apply the net proceeds from the offering toward the redemption price of Vale’s €750,000,000 4.375% notes due 2018, which mature in March 2018, and otherwise for general corporate purposes.

Banco Bradesco BBI S.A., BB Secutities Ltd., J.P. Morgan Securities LLC, MUFG Securities Americas Inc. and Santander Investment Securities Inc. are acting as joint lead managers and joint bookrunners.and Mizuho Securities USA Inc. and SMBC Nikko Securities America, Inc acted as co-managers.

Vale and Vale Overseas have filed a registration statement, including a prospectus, with the U.S. Securities and Exchange Commission (SEC) for the offering of the notes. Before you invest, you should read the preliminary prospectus supplement and other documents Vale and Vale Overseas have filed with the SEC for more complete information about the companies and the offering. When available, you may access these documents free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the underwriters will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at +1 (866) 846-2874, MUFG Securities Americas, Inc. at +1 (877) 649-6848 or Santander Investment Securities Inc. at +1 (855) 403-3636 (each toll-free in the United States) or, if calling from outside the U.S., by collect calling BB Securities Ltd. at +44 (20) 7367 5800 att. Operations Department or Banco Bradesco BBI S.A. at +1 (212) 888-9145.

For further information, please contact:
+55-21-3485-3900
Andre Figueiredo: andre.figueiredo@vale.com
Carla Albano Miller: carla.albano@vale.com
Fernando Mascarenhas: fernando.mascarenhas@vale.com
Andrea Gutman: andrea.gutman@vale.com
Bruno Siqueira: bruno.siqueira@vale.com
Claudia Rodrigues: claudia.rodrigues@vale.com
Denise Caruncho: denise.caruncho@vale.com
Mariano Szachtman: mariano.szachtman@vale.com
Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date February 06, 2017	By:	/s/ André Figueiredo
Director of Investor Relations